[Vanguard Ship Logo]
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-5284
                                                        Lisa_Matson@vanguard.com

July 24, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549


RE: VANGUARD BOND INDEX FUNDS


Dear Mr. Sandoe,

The following responds to your comments of July 18, 2006 on the post-effective amendment of the registration statement of the Vanguard Bond Index Funds (the "Trust"). You commented on Post-Effective Amendment No. 41 that was filed on June 2, 2006.

COMMENT 1:        INVESTMENTS IN INTERNATIONAL DOLLAR-DENOMINATED BONDS RISK
                  DISCLOSURE
--------------------------------------------------------------------------------

Comment: To the extent that the series of the Trust (the "Funds") invest in "international dollar-denominated bonds" consider adding disclosure relating to the risks of foreign investments to the Funds' primary risk section (Item 2 disclosure) of the prospectus.

Response:         Each Fund's investment strategy seeks to track the performance of a bond index, which includes investments, to some extent, in international dollar-denominated bonds. As disclosed in the Funds' prospectus, as of December 31, 2005, the bond portion of each Fund invested in international dollar-denominated bond in the following percentages:

                  Total Bond Market Index                     3%
                  Short-Term Bond Index                       7%
                  Intermediate-Term Bond Index                5%
                  Long-Term Bond Index                        6%

                  We believe our current Item 2 disclosure appropriately describes each Fund's primary investment risks. We do not believe that each Fund's overall extremely low level of investment in international dollar-denominated bonds warrants disclosure of these investments as a primary risk of each Fund. However, the risk of investments in international dollar-denominated bonds does exist for each Fund since such investments are made, and as such it is appropriately included in Item 4 disclosure.

Christian Sandoe
July 24, 2006
Page 2


COMMENT 2:        TANDY REQUIREMENTS
--------------------------------------------------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
o                 The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
o                 Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o                 The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                                * * * * *

  As required by the SEC, the Trust acknowledges that:
o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Lisa Matson
Lisa L. B. Matson
Associate Counsel
Securities Regulation, Legal Department